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                                                                 Exhibit (a)(7)



              CHEMED CORPORATION AND CHEMED CAPITAL TRUST ANNOUNCE
                          EXTENSION OF EXCHANGE OFFER

     Cincinnati, January 25--Chemed Corporation (NYSE:CHE) and Chemed Capital Trust announced today that they have extended their offer to exchange Convertible Trust Preferred Securities of Chemed Capital Trust for up to 2,000,000 shares of Capital Stock of Chemed Corporation until January 31, 2000 at midnight, Eastern time.

     Chemed Corporation and Chemed Capital Trust also announced that they have waived the Minimum Distribution Condition, which requires that for purposes of listing the Convertible Trust Preferred Securities on the New York Stock Exchange, as of the expiration date there be at least 1,000,000 shares validly tendered, by at least 400 record or beneficial holders of Chemed shares. Shareholders should note that, as a result of the waiver of this condition, the Convertible Trust Preferred Securities may not be listed on the New York Stock Exchange following the consummation of the exchange offer.

     The exchange offer commenced on December 23, 1999. Approximately 562,182 Chemed shares have been tendered through the close of business on Monday, January 24, 2000.


     Chemed Corporation (www.chemed.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation with strategic positions in plumbing and drain cleaning; home healthcare services; and residential appliance and air-conditioning repair.